SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2255	E- MAIL ADDRESS IFERT@STBLAW.COM

May 6, 2016

VIA EDGAR

Re:	Performance Food Group Company Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Performance Food Group Company (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed offering of the Company’s common stock by several selling stockholders.

Please note that the financial, business and other disclosure in the Registration Statement is based substantially on disclosure contained in the Registration Statement on Form S-1 of Performance Food Group Company. (File No. 333-198654) used in connection with the recent initial public offering of the Company (the “IPO Registration Statement”). The IPO Registration Statement was fully reviewed by Daniel Porco, Mary L. Ransom, Lilyanna Peyser, William Thompson, Ta Tanisha Meadows and Robyn Manuel of the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on September 30, 2015.

The filing fee in the amount of $36,200.64 was deposited by wire transfer of same-day funds to the Commission’s account at US Bank on May 5, 2016.

Please do not hesitate to contact me at (212) 455-2255 or Xavier Kowalski at (212) 455-3804 of this firm with any questions you may have regarding this filing.

Very truly yours,

/s/ Igor Fert

Igor Fert